June 25, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F. Street, N.E.

Washington, D.C.  20549

Attn: John Nolan

Re:  Bay Banks of Virginia, Inc.

Form 10-K

Filed March 8, 2019

File No. 000-22955

Dear Mr. Nolan:

This letter is submitted by Bay Banks of Virginia, Inc. (the “Company”) in response to your letter dated June 18, 2019 regarding specific disclosures made in the above-referenced annual report on Form 10-K and in the Company’s earnings press release with respect to the quarter ended March 31, 2019, filed as an exhibit to the Company’s current report on Form 8-K on April 30, 2019.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following.

Form 10-K for Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.

We note your disclosure on page 34 of the non-GAAP measure “Net Interest margin excluding the effect of acquisition accounting adjustments”. We also note your disclosure in your March 31, 2019 earnings press release of the following non-GAAP measures: “ALL plus discounts on acquired loans to gross loans”, “Yield on interest-earning assets, excluding accretion of

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discounts on acquired loans (quarter-to-date annualized)”, “Cost of interest-bearing liabilities, excluding amortization of premium on acquired time deposits (quarter-to-date annualized)”, and “Core Net interest margin”. It appears that disclosing financial measures and metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Therefore, in future filings, including Forms 8-K, please do not disclose financial measures and metrics that exclude the impact of purchase accounting.

Per your request, we will remove non-GAAP measures that exclude the impact of purchase accounting  from future filings, including all filings made in current reports on Form 8-K.

Very truly yours,

/s/Judy C. Gavant

Judy C. Gavant

EVP and Chief Financial Officer